Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

825 THIRD AVENUE

NEW YORK, NEW YORK 10022-4405

212-838-1177

FAX – 212-208-3809

WRITER’S DIRECT LINE

(212) 838-8269

January 31, 2017

Filed via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer Gowetski, Senior Counsel

Office of Real Estate and Commodities

Mail Stop 3233

Re:	Sachem Capital Corp. (the “Registrant”)

Registration Statement on Form S-11 Filed October 28, 2016

File No. 333-214323 (the “Registration Statement”)

Dear Ms. Gowetski:

We have reviewed the Staff’s comments to the above-referenced Registration Statement as set forth in your letter, dated January 27, 2017. On behalf of the Registrant we are providing the following responses to those comments below. For your convenience, we have copied your comments, which appear in bold. Based on my discussion with Shannon Sobotka, we are not filing an amendment together with this response letter. Once the Staff has had the opportunity to review our responses to the comments and advises us as to the next steps (i.e., whether or not we need to amend our disclosure), we will file an amendment to the Registration Statement, which will include any additional required disclosure relating to the dividend issue as well as the additional disclosure required in response to Comment No. 3.

Dividends and Distribution Policy, page 48

1.	Please tell us how your historical statements of operations and cash flow data and your unaudited statements of operations provide investors a reasonable basis to evaluate your ability to cover the estimated dividend. We may have further comment.

The Registrant’s intended annual distribution rate was established based on its rate of distributions for the nine months ended September 30, 2016 and its estimate of cash available for distribution for the period beginning on the date of this prospectus and ending December 31, 2017, which was calculated based on adjustments to its pro forma net income for the 12 months ended September 30, 2016.

In terms of historical distributions, for the nine months ended September 30, 2016, SCP (the Registrant’s predecessor) made aggregate distributions of approximately $3.5 million or 13.1% of members’ equity as of that date. Additional distributions were made in the fourth quarter of 2016 without any material change in members’ equity.

As set forth in the table below, based on the Registrant’s pro forma net income and pro forma net cash flow from operations for the 12 months ended September 30, 2016, the Registrant’s pro forma net income per share and cash available for distributions was $0.36 and $0.38 per share, respectively, representing a yield of 7.2% and 7.67%, respectively.

United States Securities and Exchange Commission

Attn: Jennifer Gowetski, Senior Counsel

Mail Stop 3233

January 31, 2017

Pro Forma Net Income and Cash Flow from Operating Activities for the 12 Months ended September 30, 2016
Net income for the year ended December 31, 2015 (actual)	$2,306,903
Less: Net income for the nine months ended September 30, 2015 (actual)	1,644,440
Net income for the three months ended December 31, 2015 (actual)	662,443
Net income for the nine months ended September 30, 2016 (actual)	2,227,048
Pro forma adjustments (1)	157,694
Pro forma net income for the 12 months ended September 30, 2016	$3,047,185
Pro forma common shares outstanding	8,533,237
Pro forma earnings per share	$0.36
Yield	7.20%
Adjustment for net cash provided by operating activities (2)	$226,303
Pro forma net cash flow from operating activities for 12 months ended 9/30/16	$3,273,488
Pro forma common shares outstanding	8,533,237
Pro forma earnings per share	$0.384
Yield	7.67%

(1)	See the Registrant’s Pro Forma Financial Statements on pages F-18 through F-21 of the prospectus.

(2)	Calculated as follows: Total adjustments for year ended 12/31/15 less total adjustments for nine months ended 9/30/15 plus total adjustments for nine months ended 9/30/16. See Registrant’s Statement of Cash Flows on page F-6 of prospectus.

In addition, the Registrant believes that it will be able to achieve its targeted dividend based on its estimates of cash flow for 2017.

Cash flows from operating activities
Estimated net income	$4,655,000
Estimated total adjustments (1)	(265,400)
Net cash provided by operating activities	4,389,600
Net cash used in investing activities (2)	(17,000,000)
Cash flows from financing activities
Net proceeds from line of credit	1,975,000
Offering proceeds	13,000,000
Dividends	(4,655,000)
Net cash provided by financing activities	10,320,000
Net decrease in cash	(2,290,400)
Cash -- beginning of year	2,900,000
Cash – end of year	$609,600
Dividend	$4,655,000
Market Capitalization (3)	$57,666,185
Yield	$0.081

(1)	Principal adjustments include (a) decrease in closing costs of $243,000 representing offering costs payable prior to closing and (b) payment of amounts due to JJV ($530,000) prior to the closing of the offering.

(2)	Primarily disbursements on mortgages receivable.

(3)	11,533,237 common shares outstanding at $5.00 per share.

United States Securities and Exchange Commission

Attn: Jennifer Gowetski, Senior Counsel

Mail Stop 3233

January 31, 2017

In estimating its net income cash available for distribution for 2017, the Registrant made the following assumptions:

•	The offering is consummated in mid-February 2017.

•	The gross proceeds of the offering are not less than $15 million and the net proceeds are not less than $13 million.

•	Interest income is based on notes receivable plus accrued interest from the prior month.

•	Origination fees are based on origination fees earned net of deferrals earned for the nine -month period ended September 30, 2016. Deferred revenue has remained consistent from 2015 through nine months of 2016 at approximately $190,000.

•	Processing fees are based on data for the nine months ended September 30, 2016 plus a 1.125% growth rate in loan closings. The processing fee is $475 per loan originated.

•	Initially net proceeds from the offering will be used to pay down the Bankwell Credit Facility. Subsequently, loans will be funded with draws on the Bankwell Credit Facility. Excess cash is used to reduce the outstanding balance on the Bankwell Credit Facility.

•	Loan losses are estimated based on actual closed sales.

•	Professional fees are estimated at $20,000 per month and include legal and accounting expenses.

•	JJV manager fees will expire at the end of January 2017. Officer salary will be $260,000 per annum for each co-CEO.

•	Mortgage growth (net of refinance or paid loans) is expected to be approximately $1,000,000 per month through July 2017. Loan growth for the period August through December of 2017 is expected to be $1,500,000 per month based on increasing loan size and marketing efforts now in place.

•	Principal repayments are based on data for nine months ended September 30, 2016 activity and will be reinvested in new loans or used to reduce the outstanding balance on the Bankwell Credit Facility.

United States Securities and Exchange Commission

Attn: Jennifer Gowetski, Senior Counsel

Mail Stop 3233

January 31, 2017

•	Late fees and other charges are based on data for nine months ended September 30, 2016 activity.

•	SCP has six rental units. Rental income is supported by tenant leases.

•	Dividends paid represent 100% of net income distributed to shareholders pursuant to REIT distribution guidelines.

•	Amounts due to manager reflect costs advanced in support of pool operations and offering expenses. This amount will also include fees earned and not paid to the manager. Amounts due to manager will be paid prior to the IPO.

•	This analysis assumes rising interest rates during 2017 with the company matching rate increases on its borrowing costs with rate increases on new loans. This projection further assumes the interest rate spread between the cost of funds and the weighted average portfolio yield remains constant at 5.25% (currently 12% earning less borrowing cost of 6.75%).

The Registrant is making these assumptions solely for the purpose of estimating cash available for distribution; it does not intend this estimate to be a projection or forecast of its actual results of operations or liquidity. The estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of its liquidity or ability to pay dividends or make distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for calculating cash available for distribution.

Notwithstanding the foregoing and the estimate set forth below, future distributions will be at the sole discretion of the Registrant’s board of directors. When determining the amount of future distributions, the board of directors is expected to consider, among other factors, (1) the amount of cash generated from operating activities, (2) management’s expectations as to future cash flows, (3) management’s determination of near-term cash needs for debt repayments, existing or future share repurchases and selective acquisitions of mortgages and/or properties, none of which are contemplated at this time (4) the timing of significant and unanticipated activities and the establishment of additional cash reserves for losses or general corporate and working capital needs, (5) the Registrant’s ability to continue to access additional sources of capital, (6) the amount required to be distributed to maintain the Registrant’s status as a REIT and to reduce any income and excise taxes that the Registrant otherwise would be required to pay, (7) any limitations on distributions contained in any credit or other agreement to which the Registrant is a party, including, without limitation, the Bankwell Credit Facility, and (8) the sufficiency of legally-available assets.

2.	Notwithstanding the above, please tell us how you considered the significant impact of interest rates and prepayments and their unpredictability in your dividend estimation.

As noted above, for purposes of its dividend estimation, the Registrant assumed (i) that it will be able to match increases in its borrowing costs with increases in the interest rates it charges its borrowers (see also pages 1, 41, 42, 51 and 55 of the prospectus), (ii) that the rate of prepayments on defaults in its loan portfolio in 2017 will be consistent with its experience in 2016 and (iii) that it will be able to reinvest any principal repayments in new loans and (iv) that it will be able to increase the size of its loan portfolio by $12.5 million in 2017.

United States Securities and Exchange Commission

Attn: Jennifer Gowetski, Senior Counsel

Mail Stop 3233

January 31, 2017

Pro Forma Balance Sheet, page F-18

3.	As it appears your offering is a firm commitment from your underwriters, please revise to include a pro forma adjustment for this offering.

The pro forma balance sheet will be revised as per your comment in our next amendment to the Registration Statement.

Sincerely,

/s/ Joel J. Goldschmidt

Joel J. Goldschmidt